

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 5, 2024

Warren E. Buffett
Chairman and Chief Executive Officer
Berkshire Hathaway Inc.
3555 Farnam Street
Omaha, NE 68131

>   **Re: Berkshire Hathaway Inc.**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed March 15, 2024**
>   **File No. 001-14905**

Dear Warren E. Buffett:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Disclosure Review Program